SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.          )*

MERISEL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

589849108

(CUSIP number)

Robert Keppler
Saints Capital VI, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
(212) 515-9043

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 Pages)
________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 589849108	13D	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS Saints Capital VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 589849108	13D	Page 3 of 9 pages

1.	NAMES OF REPORTING PERSONS Saints Capital VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 589849108	13D	Page 4 of 9 pages

ITEM 1.   Security and Issuer.

This Schedule 13D is filed with respect to the shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Merisel, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 127 West 30th Street, 5th Floor, New York, NY 10001.

ITEM 2.    Identity and Background.

(a)           This Schedule 13D is filed by each of the following persons (together, the “Reporting Persons”):

(i)           Saints Capital VI, L.P., a Delaware limited partnership (“SCLP”), with respect to shares of Common Stock held directly by SCLP; and

(ii)           Saints Capital VI, LLC, a Delaware limited liability company (“SCLLC), as general partner of SCLP, with respect to shares of Common Stock held directly by SCLP.

(b)           The principal business address of each of the Reporting Persons is 475 Sansome Street, Suite 1850, San Francisco, CA 94111.

(c)           The principal business of each of the Reporting Person is venture capital investing.

(d)           During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f)           SCLP is a Delaware limited partnership.  SCLLC is a Delaware limited liability company.

ITEM 3.    Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Securities (as defined below), including the Shares, was $14,500,000. SCLP used its own assets to purchase the Securities.

ITEM 4.   Purpose of Transaction.

On February 18, 2011, SCLP entered into a Stock Purchase Agreement with Phoenix Acquisition Company II, L.L.C., pursuant to which SCLP agreed to purchase and acquire (i) the Shares, and (ii) 140,000 shares of Series A Preferred Stock, par value $0.01, of the Issuer ((i) and (ii), together, the “Securities”).  The closing of the purchase and acquisition of the Securities by SCLP occurred on March 21, 2011.  In addition, on March 21, 2011, SCLP entered into an Assignment and Assumption Agreement with Phoenix Acquisition Company II, L.L.C., pursuant to which SCLP acquired certain registration rights with respect to the Shares.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional shares of Common Stock; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

CUSIP No. 589849108	13D	Page 5 of 9 pages

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.

ITEM 5.   Interest in Securities of the Issuer.

(a) and (b)  As of the date hereof, SCLP owned directly 5,000,000 shares of Common Stock representing approximately 69.3% of the shares of Common Stock outstanding as reported in publicly available information.  SCLLC, in its capacity as the general partner of SCLP, may be deemed to be the beneficial owner of 5,000,000 shares of Common Stock representing approximately 69.3% of the shares of Common Stock outstanding as reported in publicly available information.  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the Shares.

(c)           Except for the transactions described herein, the Reporting Persons have not effected any transactions in the class of securities reported herein during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 2(a) and 4.  Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 589849108	13D	Page 6 of 9 pages

ITEM 7.   Materials to be Filed as Exhibits.

Exhibit 1:	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 589849108	13D	Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 21st day of March, 2011.

SAINTS CAPITAL VI, L.P.

By: SAINTS CAPITAL VI, LLC
Its: General Partner

By: /s/ David P. Quinlivan

Name: David P. Quinlivan

Title: Managing Member

SAINTS CAPITAL VI, LLC

By: /s/ David P. Quinlivan

Name: David P. Quinlivan

Title: Managing Member

CUSIP No. 589849108	13D	Page 8 of 9 pages

EXHIBIT INDEX

Exhibit 1:	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 589849108	13D	Page 9 of 9 pages

Exhibit 1

JOINT FILING STATEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Merisel, Inc. or any other securities of Merisel, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 21, 2011.

SAINTS CAPITAL VI, L.P.

By: SAINTS CAPITAL VI, LLC
Its: General Partner

By: /s/ David P. Quinlivan

Name: David P. Quinlivan

Title: Managing Member

SAINTS CAPITAL VI, LLC

By: /s/ David P. Quinlivan

Name: David P. Quinlivan

Title: Managing Member